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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Motor Cargo Industries, Inc.
                            (Name of Subject Company)

                          Motor Cargo Industries, Inc.
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                              CUSIP NO. 619907 10 8
                      (CUSIP Number of Class of Securities)

                               -------------------

                            Marvin L. Friedland, Esq.
                       Vice President and General Counsel
                          Motor Cargo Industries, Inc.
                             845 West Center Street
                            North Salt Lake, UT 84054
                                 (801) 936-1111
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                 With a copy to:
                              Reed W. Topham, Esq.
                                 Stoel Rives LLP
                        201 South Main Street, Suite 1100
                            Salt Lake City, UT 84111
                                 (801) 328-3131

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 31, 2001 (the "Schedule 14D-9") by Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), as amended and supplemented by Amendment No. 1 to the Schedule 14D-9, filed with the Securities and Exchange Commission on November 14, 2001 by Motor Cargo, relating to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange all outstanding shares of Motor Cargo common stock for (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash or (iii) a combination of both, upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001, as amended on November 19, 2001, and the related Letter of Election and Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 31, 2001 by Union Pacific, as amended and supplemented by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on November 13, 2001 by Union Pacific, as amended and supplemented by Amendment No. 2 thereto, filed with the Securities and Exchange Commission on November 19, 2001 by Union Pacific. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

         (b) Background; Reasons for the Recommendation; Opinion of Morgan
Keegan

         Section (b) of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the second paragraph under the heading "Opinion of Morgan Keegan":

         "Morgan Keegan has consented to the disclosure relating to its opinion in this Schedule 14D-9 and to the inclusion of its opinion as Annex II to this
Schedule 14D-9."

Annex I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder.

         Union Pacific Designees

         The first paragraph under the heading "Union Pacific Designees" is hereby amended and supplemented by replacing the first sentence thereof with the following:

         "Upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in the Offer, Motor Cargo expects that all of the members of the Board of Directors will resign except for Marvin L. Friedland and Louis V. Holdener. If the shares of Motor Cargo common stock tendered for payment in the Offer represent two thirds of the outstanding shares of Motor Cargo common stock, and if all but two of the current members of the Board of Directors resign, Union Pacific will have the right to appoint four members of the Board of Directors. Union Pacific has informed Motor Cargo that it will appoint James
R. Young, Carl W. von Bernuth, Mary S. Jones and Joseph E. O'Connor. If the shares of Motor Cargo common stock tendered for payment in the Offer represent more than two thirds of the outstanding shares of Motor Cargo common stock, Union Pacific has informed Motor Cargo that it intends to appoint James J. Theisen as an additional member of the Board of Directors. Assuming that all but two of the current members of the Board of Directors resign upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in the Offer, Union Pacific has informed Motor Cargo that it does not intend to appoint more than five members of the Board of Directors. Each of James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor and James J. Theisen, who together constitute the Union Pacific Designees, is an employee of Union Pacific or its affiliates."

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MOTOR CARGO INDUSTRIES, INC.




                                            By: /s/ Lynn H. Wheeler
                                                -------------------------------
                                                  Lynn H. Wheeler
                                                  Vice President of Finance and
                                                  Chief Financial Officer

Dated:  November 16, 2001



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